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MAY 26, 2009



Mail Stop 3030
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:      TRIMEDYNE, INC.
         FILE NO. 0-10581
         Item 4.01 Form 8-K
         Filed May 8, 2009

Dear Mr. Burtom:

This letter responds to your comment letter dated May 11, 2009 regarding the above referenced 8-K filing of Trimedyne, Inc. (the "Company"). To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letter, and the text of each of your comments precedes our response.

ITEM 4.01, CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT
           ---------------------------------------------

COMMENT NO. 1. WE NOE THAT THE FIRM, DBBMCKENNON IS NOT REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)or "PCAOB." PLEASE ADVISE US AS TO THE STATUS OF ANY PROPOSED OR PENDING REGISTRATION.

On May 19,2009, the PCAOB accepted the application for registration for the firm DBBMCKENNON.

COMMENT NO. 2. TO THE EXTENT THAT YOU AMEND THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANT STATING WHETHER THE ACCOUNTANT AGREES WITH YOUR ITEM 304 DISCLOSURES, OR THE EXTENT TO WHICH THE ACCOUNTANT DOES NOT AGREE.

As there are no changes or additional information to add to our previously filed
Item 4.01 8-K dated May 4, 2009, no amendment to this filing is required.

The Company acknowledges that in connection with responding to all comments that:

         o It is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey S. Rudner
---------------------
Principal Financial Officer
Trimedyne, Inc.